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                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
    ------------------------------------------------------------------------
                                Amendment No. 4
                                      to
                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                  EXCHANGE ACT OF 1934 AND RULE 13-E THEREUNDER

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                               JCC HOLDING COMPANY
                                (Name of Issuer)

                               JCC HOLDING COMPANY
                        HARRAH'S OPERATING COMPANY, INC.
                    HARRAH'S NEW ORLEANS MANAGEMENT COMPANY
                          HARRAH'S ENTERTAINMENT, INC.
                       (Name of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                 --------------
                                    46611Q403
                      (Cusip Number of Class of Securities)
    ------------------------------------------------------------------------
                               STEPHEN H. BRAMMELL
                               JCC HOLDING COMPANY
                                 ONE CANAL PLACE
                           365 CANAL STREET, SUITE 900
                          NEW ORLEANS, LOUISIANA 70130
                         Telephone Number (504) 533-6000

                               STEPHEN H. BRAMMELL
                        HARRAH'S OPERATING COMPANY, INC.
                               ONE HARRAH'S COURT
                             LAS VEGAS, NEVADA 89119
                         Telephone Number (702) 407-6000

                                PHILLIP G. SATRE
                    HARRAH'S NEW ORLEANS MANAGEMENT COMPANY
                               ONE HARRAH'S COURT
                             LAS VEGAS, NEVADA 89119
                         Telephone Number (702) 407-6000

                               STEPHEN H. BRAMMELL
                          HARRAH'S ENTERTAINMENT, INC.
                               ONE HARRAH'S COURT
                             LAS VEGAS, NEVADA 89119
                         Telephone Number (702) 407-6000
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                   Copies to:
    ------------------------------------------------------------------------
       Virginia Boulet, Esq.                            Charles K. Ruck, Esq.
        Adams and Reese LLP                               Latham & Watkins
       4500 One Shell Square                           650 Town Center Drive
    New Orleans, Louisiana 70139                             20th Floor
           (504) 581-3234                           Costa Mesa, California 92626
                                                           (714) 540-1235

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    ------------------------------------------------------------------------

This statement is filed in connection with (check the appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [  ] A tender offer.

         d. [  ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

         Check the following box if the filing fee is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE


     TRANSACTION VALUATION*                            AMOUNT OF FILING FEE**
          $54,103,020                                          $4,977


         * Determined by (1) multiplying 4,577,719 shares of common stock, par value $0.01 per share, of JCC Holding Company by $10.54 per share and (2) the aggregate difference between $10.54 and the exercise prices for options to acquire 832,548 shares of common stock.

         ** The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11(c)(1) equals .000092 of the transaction cash payment.

         [X] Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:  $4,977               Filing Party:  JCC Holding Company
Form or Registration No.: Schedule 14A        Date Filed: August 26, 2002

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                                  INTRODUCTION

         This Amendment No. 4 (this "Final Amendment") Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed jointly by JCC Holding Company, a Delaware corporation ("JCC"); Harrah's Operating Company, Inc., a Delaware corporation ("Harrah's Operating Company"); Harrah's New Orleans Management Company, a wholly-owned subsidiary of Harrah's Operating Company (the "Management Company"); and Harrah's Entertainment, Inc., parent of Harrah's Operating Company ("Harrah's Entertainment"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. This Final Amendment amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 first filed on August 26, 2002, as amended by Amendment No. 1 filed on October 8, 2002, as amended by Amendment No. 2 filed on November 4, 2002 and as amended by Amendment No. 3 filed on November 13, 2002 (collectively, the "Schedule 13E-3"). All information set forth below should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3. All capitalized terms used herein and not defined have the meanings given such terms in the Schedule 13E-3. JCC, Harrah's Operating Company and Satchmo Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Harrah's Operating Company ("Satchmo"), entered into an Agreement and Plan of Merger dated July 30, 2002 (the "Merger Agreement"), which provided for the merger of Satchmo with and into JCC, with JCC surviving as a wholly-owned subsidiary of Harrah's Operating Company (the "Merger").

         This Final Amendment is being filed with the Securities and Exchange Commission pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report the results of the transactions contemplated by the Merger Agreement. Satchmo is not a filing party of this Final Amendment because it was merged with and into JCC pursuant to the Merger Agreement.

        On December 9, 2002, JCC's stockholders approved and adopted the Merger Agreement and the Merger contemplated by the Merger Agreement. The resolution relating to the Merger Agreement and the Merger was approved by the holders of 11,799,046 shares of JCC common stock representing approximately 95.3% of the JCC common stock entitled to vote at the special meeting. Moreover, a majority of stockholders who are unaffiliated with either Harrah's Operating Company and its affiliates or the management of JCC approved the resolution relating to the Merger Agreement and the Merger.

        On December 10, 2002, the Merger became effective when JCC filed a certificate of merger with the Secretary of State of the State of Delaware. In the merger, each issued and outstanding share of JCC common stock, par value $0.01 per share (the "Common Stock"), was cancelled and converted into the right to receive $10.54 in cash, without any interest or any other payment thereon, other than shares of which dissenters' appraisal rights have been properly exercised, shares held in the treasury of JCC or any subsidiary of JCC and shares owned by Harrah's Operating Company or Satchmo or any subsidiary of either of them. Each outstanding option to purchase shares of Common Stock was cancelled at the effective time of the Merger and each option holder will be entitled to receive a cash payment, without interest, equal to the difference between $10.54 and the exercise price per share of the option, multiplied by the number of shares subject to the option. By virtue of the Merger, each share of the common stock of Satchmo, par value $0.001 per share, was converted into one share of Common Stock. As a result of the Merger, Harrah's Entertainment and Harrah's Operating Company, through Harrah's Operating Company's direct ownership of the one outstanding share of Common Stock, now beneficially own 100% of the outstanding Common Stock.

        Harrah's Entertainment issued a press release dated December 10, 2002, announcing the consummation of the Merger. A copy of the press release has been filed herewith as Exhibit (a)(5)(i).


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ITEM 16. EXHIBITS.

         (a)(2) Definitive Proxy Statement on Schedule 14A together with the proxy card filed with the Securities and Exchange Commission on November 12, 2002 (incorporated herein by reference to the Proxy Statement).

         (a)(5)(i) Press release dated December 10, 2002, announcing the consummation of the Merger.

         (c)(1) Opinion of Houlihan Lokey Howard & Zukin Capital, dated July 29, 2002 (incorporated herein by reference to Appendix B to the Proxy Statement).

         (c)(2)* Final Houlihan Lokey Howard & Zukin Capital Presentation to the Special Committee of the Board of Directors delivered at the July 29, 2002 meeting of the Special Committee.

         (c)(3)* First preliminary draft of Houlihan Lokey Howard & Zukin Capital Presentation to the Special Committee of the Board of Directors delivered at the June 27, 2002 meeting of the Special Committee.

         (c)(4)* Second preliminary draft of Houlihan Lokey Howard & Zukin Capital Presentation to the Special Committee of the Board of Directors delivered at the July 2, 2002 meeting of the Special Committee.

         (d)(1) Agreement and Plan of Merger, dated as of July 30, 2002, by and among JCC Holding Company, Harrah's Operating Company, Inc. and Satchmo Acquisition, Inc. (incorporated herein by reference to Appendix A to the Proxy Statement).


         (f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to the Proxy Statement).

         (g)    Not applicable.

* Previously filed.


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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.





Dated: December 10, 2002

                                       JCC HOLDING COMPANY



                                       By /s/ STEPHEN H. BRAMMELL
                                          --------------------------------------
                                           Name:  Stephen H. Brammell
                                           Title: Secretary



                                       HARRAH'S OPERATING COMPANY, INC.



                                       By /s/ STEPHEN H. BRAMMELL
                                          --------------------------------------
                                           Name:  Stephen H. Brammell
                                           Title: Senior Vice President and
                                                   General Counsel



                                       HARRAH'S NEW ORLEANS MANAGEMENT COMPANY



                                       By /s/ P. Kevin Colomb
                                          --------------------------------------
                                           Name:  P. Kevin Colomb
                                           Title: Vice President, General
                                                  Counsel and Secretary



                                       HARRAH'S ENTERTAINMENT, INC.



                                       By /s/ STEPHEN H. BRAMMELL
                                          --------------------------------------
                                           Name:  Stephen H. Brammell
                                           Title: Senior Vice President and
                                                   General Counsel